Exhibit 8

TPG IZUMI, L.P.

February 19, 2008

NIS Group Co., Ltd.

6-1, 1-chome, Nishi-Shinjuku

Shinjuku L-Tower 25F

Shinjuku-ku, Tokyo 163-1525

Japan

Ladies and Gentlemen:

Reference is made to the Investment Agreement by and between NIS Group Co., Ltd. (the “Company”) and TPG Vision Upper I, Ltd. (the “Original Investor”) dated as of December 10, 2007 (the “Investment Agreement”), and the Assignment and Assumption Agreement relating thereto, by and among the Original Investor, TPG Izumi, L.P. (the “Investor”) and the other parties thereto dated as of the date hereof, pursuant to which the Investor has agreed to purchase shares of common stock of the Company (the “Shares”).

The Company hereby agrees that for so long as the Investor continues to hold any Shares, without limitation or prejudice of any of the rights provided to the Investor pursuant to the Investment Agreement:

•

the Company shall provide the Investor or its designated representative with the right to have one annual meeting (and at such other times as the parties hereto hereafter agree are reasonably necessary for the Investor or any affiliate thereof to maintain its status as a “venture capital operating company” (“VCOC”) as such term is defined in the United States Department of Labor Regulations published at Section 2510.3-101(d) (the “Plan Asset Regulations”)), with representatives of the Company (at a mutually agreeable location and time), at which meeting the financial results of the previous fiscal year and the financial condition of the Company and its Subsidiaries (as defined in the Investment Agreement) shall be reviewed;

•

the Company shall, and shall cause each of its Subsidiaries to, permit officers and designated representatives of the Investor to examine the books of account of the Company and its Subsidiaries at reasonable times and intervals, upon reasonable notice and to a reasonable extent; provided that this right shall be exercised no more than once during any twelve-month period (or such other times as the parties hereto hereafter agree are reasonably necessary for the Investor or any affiliate thereof to maintain its status as a VCOC); and

•

the Company shall provide the Investor or its designated representative with such other rights of consultation that the parties hereto hereafter agree are reasonably necessary under applicable legal authorities to qualify its investment in the Company as a “venture capital investment” for purposes of the Plan Asset Regulations.

The Investor agrees, and will require each designated representative of the Investor to agree, to hold in confidence and not use or disclose to any unaffiliated third party (other than its legal counsel and accountants) any confidential information provided to or learned by such party in connection with the Investor’s rights under this letter agreement.

2

If the Investor transfers all or any portion of its investment in the Company to an affiliated entity that is intended to qualify as a VCOC, such transferee shall be afforded the same rights and shall have the same obligations with respect to the Company as the Investor hereunder.

This letter agreement and the rights and the duties of the parties hereto shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed herein and may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[signature page follows]

NIS GROUP CO., LTD.

By:____________________________

Name:
Title:

Agreed and acknowledged as of the

date first above written:

TPG IZUMI, L.P.

By:	TPG ASIA GENPAR V, L.P.
Its General Partner

By:	TPG ASIA ADVISORS V, INC.

By:	_________________________________
Name:
Title: